Exhibit 99.2

Aptorum Group Enters into Letter of Intent and Term Sheet To Acquire U Group

NEW YORK & LONDON & PARIS- Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Company”), today announced that it entered into a non-binding Letter of Intent and Term Sheet (“Term Sheet”) for the acquisition (“Transaction”) of 100% of URF Holding Group Limited and its underlying businesses (collectively “U Group”) by the further issuance of the Company’s class A ordinary shares as consideration. U Group’s business strategy, based on the urban revitalization force philosophy, includes the development of curated shopping experience targeting China’s “Generation Z” consumption growth through implementing concepts such as “Curetail” (curated retail) in commercial premises and rejuvenating community neighbourhoods. Pursuant to the Term Sheet, the Transaction will result in a reverse takeover of the Company and, subject to the below matters and conditions, including continued listing of the combined entity on Nasdaq. At or before the closing of the Transaction, it is contemplated (but not limited to solely such methods) the Company will distribute its existing businesses and assets in such relevant manner (or such other similar mechanics permitted by law) to its pre-acquisition shareholders on a pari-passu basis, subject to relevant approvals and distribution announcement and record dates to be set. Following the closing of the Transaction subject to the below matters and conditions, it is expected that the former equity holders of the Company will own the higher of (i) 15% of the issued and outstanding shares of the post-acquisition Company or (ii) such issued and outstanding shares of the post-acquisition Company based on a pre-acquisition valuation of the Company at $40 million.

The Transaction and other ancillary distributions, where relevant, are subject to, among other matters, the execution of a mutually agreeable definitive agreement (the “Definitive Agreement”), completion of due diligence, fairness opinions and subject to several conditions including, but not limited to, shareholder approvals, if necessary, delivery of relevant financial statements, board of directors and special committee approvals and satisfaction of all regulatory and Nasdaq approvals where relevant. The relevant Term Sheet has been filed under a 6-K by the Company.

About U Group

Since commencement in 2013 and based in Shanghai, U Group’s business strategy, based on the urban revitalization force philosophy, includes, but not limited to, the development of curated shopping experience targeting China’s “Generation Z” consumption growth through implementing concepts such as Curetail in commercial premises and rejuvenating community neighbourhoods. China’s Gen Z (people born between 1996 and 2010) makes up about 15 percent of China’s population, representing the next engine of domestic consumption growth and rapid improvements of standard of living. For example, U Group opened and continues to operate the TX Huaihai Youth Energy Center1, a novel innovative retail center, since 2019 as a pioneer in Curetail open-space sustainable architecture concept delivered through digital aesthetics, intelligence and interactive forms to also support brands operations and promotions. In 2020, TX Huaihai held more than 300 exhibitions and events attracting an estimated 2 million people2. U Group’s major revenue drivers include, but not limited to, commercial property rentals, property/premise management, collaborative consumer product sales, innovative consumer brand awareness building and event management, product promotions and related consulting businesses. Based on U Group’s audited accounts, for the financial year ended in 2020 and 2021 U Group’s (i) revenues exceeded approximately Chinese Yuan 122 million (equivalent to c. USD 17.7 million*) and Yuan 181 million (equivalent to c. USD 28 million*) respectively, and (ii) year ended 2021 cumulative retained earnings and shareholders’ equity exceeded Yuan 315 million (equivalent to c. USD 45 million) and Yuan 425 million (equivalent to c. USD 65 million) respectively.

[1]	https://www.the-spin-off.com/news/stories/Retail-A-shopping-experience-on-a-whole-new-level-15093

[2]	https://www.kearney.com/article/-/insights/the-concept-of-curation-a-new-way-of-using-urban-space

*	Based on average USD/Yuan exchange rate 6.90 and 6.45 for years 2020 and 2021 respectively.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited

Investor Relations

investor.relations@aptorumgroup.com

+44 20 80929299

Redchip – Financial Communications United States

Investor relations

Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe

Investor relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22